





## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

## FORM 6-K

### REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



1-13330

For the month of September, 2002

## Perusahaan Perseroan (Persero) P.T.
## Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

**Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia**
(Address of Principal Executive Offices)

PROCESSED

OCT 0 3 2002

THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _____ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _____

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : September 24, 2002     By :

Name : Widya Purnama
Title : President



**INDOSAT**

Ref. 1084/GUI/HM.110/02

September 24th, 2002

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.:  (202) 9429525

Attn.:  **Filing Desk**


**Re.  :  Announcement of Audited Consolidated Financial Statements for Six Months Ended June 30, 2001 and 2002**


Dear Sir,

Please find attached the Announcement of Perusahaan Perseroan (Persero) PT Indonesia Satellite Corporation Tbk and Subsidiaries Audited Consolidated Financial Statements for Six Months Ended June 30, 2001 and 2002.

Thank you for your attention.


Sincerely yours,

Widya Purnama
President



**PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES**

KANTOR PUSAT : GEDUNG INDOSAT Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Telepon :- (021) 380 2614, 381 0777, Fax : (021) 345 8155, 380 9633, Telex : 44046, 45367

INDOSAT

# CONSOLIDATED BALANCE SHEETS
## June 30, 2001 and 2002
### (Expressed in millions of Indonesian Rupiah and thousands of U.S. Dollars, except share data)

| ASSETS | 2001 (Unaudited) Rp | 2002 (Audited) Rp | 2002 (Audited) U.S.$ |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | 3,882,960 | 2,745,603 | 314,502 |
| Short-term investments | | 8,000 | 916 |
| Accounts receivable | | | |
| Trade | | | |
| Related parties | | | |
| PT Telekomunikasi Indonesia Tbk - net of allowance for doubtful accounts of Rp 80,239 in 2001 and Rp 88,799 in 2002 | 567,517 | 530,590 | 60,778 |
| Others - net of allowance for doubtful accounts of Rp 8,787 in 2001 and Rp 29,876 in 2002 | 97,375 | 147,247 | 16,867 |
| Third parties - net of allowance for doubtful accounts of Rp 688,748 in 2001 and Rp 445,926 in 2002 | 839,242 | 572,568 | 65,586 |
| Others | | | |
| Related party | | | |
| PT Telekomunikasi Indonesia Tbk | 4,285,949 | 952,727 | 109,133 |
| Third parties - net of allowance for doubtful accounts of Rp 1,852 in 2002 | 112,652 | 129,968 | 14,888 |
| Derivative instruments | 93,887 | | |
| Inventories | 44,299 | 99,270 | 11,371 |
| Advances | 34,112 | 53,611 | 6,141 |
| Prepaid taxes and expenses | 119,628 | 304,046 | 34,828 |
| Other current assets - net of allowance for doubtful accounts of Rp 15,550 in 2001 and Rp 34,758 in 2002 | 17,764 | 194,055 | 22,228 |
| **Total Current Assets** | 10,095,385 | 5,737,685 | 657,238 |
| **NON-CURRENT ASSETS** | | | |
| Due from related parties - net of allowance for doubtful accounts of Rp 75,368 in 2001 and Rp 76,894 in 2002 | 48,846 | 38,955 | 4,233 |
| Deferred tax assets | 231,555 | 92,223 | 10,564 |
| Investments in associated companies - net of allowance for decline in value of Rp 34,481 in 2001 and Rp 90,781 in 2002 | 113,188 | 138,545 | 15,870 |
| Other long-term investments - net of allowance for decline in value of Rp 264,216 in 2001 and Rp 298,216 in 2002 | 406,043 | 372,300 | 42,646 |
| Property and equipment | | | |
| Carrying value | 11,664,537 | 15,256,698 | 1,747,517 |
| Accumulated depreciation | (3,564,306) | (5,054,254) | (578,952) |
| Impairment in value | (131,209) | (131,209) | (15,030) |
| Net | 7,969,022 | 10,071,235 | 1,153,635 |
| Goodwill - net | 2,684,711 | 4,190,286 | 479,987 |
| Long-term receivables | 143,819 | 149,485 | 17,123 |
| Long-term prepaid pension - net of current portion | 250,691 | 276,417 | 31,663 |
| Long-term advances | 360,884 | 296,210 | 33,930 |
| Others | 135,388 | 263,219 | 30,151 |
| **Total Non-Current Assets** | 12,349,947 | 15,886,875 | 1,819,802 |
| **TOTAL ASSETS** | 22,445,312 | 21,624,560 | 2,477,040 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | 2001 (Unaudited) Rp | 2002 (Audited) Rp | 2002 (Audited) U.S.$ |
|---|---|---|---|
| **CURRENT LIABILITIES** | | | |
| Short-term loan | 6,707 | 4,684 | 537 |
| Accounts payable - trade | | | |
| Related parties | 1,202 | 2,398 | 275 |
| Third parties | 360,456 | 158,498 | 18,155 |
| Dividend payable | 335,708 | 583,161 | 66,800 |
| Procurement payable | 85,183 | 904,689 | 103,630 |
| Taxes payable | 3,319,508 | 1,002,421 | 114,825 |
| Accrued expenses | 744,403 | 508,341 | 58,229 |
| Unearned income | 177,341 | 447,257 | 51,232 |
| Derivative instruments | 1,835 | | |
| Current maturities of long-term debts | | | |
| Related party | 5,010 | 5,010 | 574 |
| Third parties | 751,430 | 631,994 | 72,393 |
| Other current liabilities | 141,694 | 84,778 | 9,711 |
| **Total Current Liabilities** | 5,930,477 | 4,333,231 | 496,361 |
| **NON-CURRENT LIABILITIES** | | | |
| Due to related parties | 140,010 | 9,717 | 1,113 |
| Deferred tax liabilities | 4,328 | 374,561 | 42,905 |
| Long-term debts - net of current maturities | | | |
| Related parties | 11,143 | 1,506,612 | 172,579 |
| Third parties | 2,800,493 | 1,554,486 | 178,063 |
| Bonds payable | 3,545,731 | 2,958,633 | 338,904 |
| Other non-current liabilities | 63,789 | 75,307 | 8,625 |
| **Total Non-Current Liabilities** | 6,565,494 | 6,479,316 | 742,189 |
| **MINORITY INTEREST** | 43,684 | 129,238 | 14,804 |
| **STOCKHOLDERS' EQUITY** | | | |
| Capital stock - Rp 500 par value per A share and B share | | | |
| Authorized - 1 A share and 3,999,999,999 B shares | | | |
| Issued and fully-paid - 1 A share and 1,035,499,999 B shares | 517,750 | 517,750 | 59,307 |
| Premium on capital stock | 673,075 | 673,075 | 77,099 |
| Difference in value from restructuring transactions of entities under common control | 4,359,259 | 4,358,555 | 499,262 |
| Difference in transactions of equity changes in associated companies/subsidiaries | 284,411 | 283,987 | 32,530 |
| Difference in foreign currency translation | 14,409 | 14,528 | 1,664 |
| Retained earnings | | | |
| Appropriated | 18,471 | | |
| Unappropriated | 4,038,282 | -4,834,880 | 553,824 |
| **Total Stockholders' Equity** | 9,905,657 | 10,582,775 | 1,223,686 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | 22,445,312 | 21,624,560 | 2,477,040 |

Notes :

- The consolidated financial statements for the six months ended June 30, 2002 have been audited by Prasetio, Sarwoko & Sandjaja, Registered Public Accountants, who have expressed an unqualified opinion on these consolidated financial statements.
- Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period (1,035,500,000 shares). Basic earnings per ADS is computed by multiplying basic earnings per share by 10, which is equal to the number of shares per ADS.

# CONSOLIDATED STATEMENTS OF INCOME
### Six months ended June 30, 2001 and 2002
**(Expressed in millions of Indonesian Rupiah and thousands of U.S. Dollars, except share data)**

| | 2001 (Unaudited) Rp | 2002 (Audited) Rp | 2002 (Audited) U.S.$ |
|---|---|---|---|
| **OPERATING REVENUES** | | | |
| Cellular | 741,468 | 1,458,232 | 167,037 |
| International calls | 1,162,636 | 1,051,023 | 120,392 |
| Multimedia, Data Communication, Internet ("MIDI") | 558,574 | 621,789 | 71,224 |
| Other services | 35,709 | 31,170 | 3,571 |
| **Total Operating Revenues** | 2,498,387 | 3,162,214 | 362,224 |
| **OPERATING EXPENSES** | | | |
| Depreciation | 380,658 | 789,825 | 90,473 |
| Compensation to telecommunications carriers and service providers | 372,143 | 383,542 | 43,933 |
| Personnel costs | 186,851 | 279,755 | 32,045 |
| Administration and general | 174,515 | 193,944 | 22,216 |
| Maintenance | 100,502 | 118,643 | 13,590 |
| Marketing | 32,824 | 62,051 | 7,108 |
| Other costs of services | 207,844 | 408,557 | 46,800 |
| **Total Operating Expenses** | 1,455,337 | 2,236,317 | 256,165 |
| **OPERATING INCOME** | 1,043,050 | 925,897 | 106,059 |
| **OTHER INCOME (EXPENSES)** | | | |
| Gain (loss) on foreign exchange - net | (85,437) | 499,354 | 57,200 |
| Interest income | 136,626 | 437,028 | 50,060 |
| Amortization of goodwill | (46,570) | (275,123) | (31,515) |
| Interest expense | (160,129) | (236,995) | (27,147) |
| Consultancy fees | (255,814) | - | - |
| Others - net | 73,671 | (31,171) | (3,570) |
| **Other Income (Expenses) - Net** | (337,653) | 393,093 | 45,028 |
| **EQUITY IN NET INCOME OF ASSOCIATED COMPANIES** | 97,235 | 50,665 | 5,804 |
| **INCOME BEFORE INCOME TAX** | 802,632 | 1,369,655 | 156,891 |
| **INCOME TAX BENEFIT (EXPENSE)** | | | |
| Current | (524,716) | (208,223) | (23,851) |
| Deferred | 335,822 | (411,600) | (47,148) |
| Income Tax Expense - Net | (188,894) | (619,823) | (70,999) |
| **INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND PREACQUISITION INCOME** | 613,738 | 749,832 | 85,892 |
| **MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES** | (9,612) | (18,861) | (2,161) |
| **PREACQUISITION INCOME** | - | (205,863) | (23,581) |
| **NET INCOME** | 604,126 | 525,108 | 60,150 |
| **BASIC EARNINGS PER SHARE** | 583.41 | 507.11 | 0.058 |
| **BASIC EARNINGS PER ADS** (ten B shares per ADS) | 5,834.15 | 5,071.06 | 0.581 |

Jakarta, September 24, 2002
**PT INDOSAT (Persero) Tbk**
**Board of Directors**

Bintang 2000